Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS
For the three and six months ended September 30, 2011

The following Management Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or the “Company”) is prepared as of November 8, 2011 and relates to the financial condition and results of operations. Past performance may not be indicative of future performance. The MD&A should be read in conjunction with the audited consolidated financial statements and related notes for the year ended March 31, 2011 and the comparative year ended March 31, 2010.

On April 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”), using a transition date of April 1, 2010 to accommodate comparative periods. As a result, the unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2011 (“interim financial statements”) have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Prior to April 1, 2011, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Detailed reconciliations of comparative figures previously reported under Canadian GAAP to IFRS are provided in Note 20 to the interim financial statements. These differences have been identified with reference to IFRS effective as of the date of this MD&A. In the event that new or amended accounting standards or interpretations become effective prior to the Company’s first annual audited IFRS financial statements (March 31, 2012 year end), the differences currently identified between historic Canadian GAAP and IFRS may change. The Company plans to change the year end from March 31 to December 31, and will therefore file transitional consolidated financial statements for the nine months ended December 31, 2011.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All amounts are presented in United States dollars (“US dollars” or “USD”), the Company’s functional currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and the cautionary note regarding Forward-Looking Statements sections of this document. Note that the Company has included a non-GAAP performance measure, cash costs per gold ounce (“oz”), throughout this document. For further information, see the Non-GAAP Measures section in the MD&A.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in mining, development, exploration and acquisition of resource properties in Latin America. The Company owns and operates the San Francisco open pit gold mine (the “Mine”) in the state of Sonora, Mexico. The Mine and the La Chicharra open pit gold mine (“La Chicharra”) are collectively known as the San Francisco Gold Project. The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2 located in Santa Ana, Sonora, Mexico and are included in the San Francisco property. The Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy, and San Fernando mineral concessions located in the State of Zacatecas, Mexico.

The Company also entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. The Company has received title to the Santa Maria de Oro claim in Jalisco, Onesimo claims in Mazapil-Conception de Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

The Company’s common shares are listed on the Toronto Stock Exchange (TSX:TMM) and the American Stock Exchange (AMEX:TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

Q2 2012 HIGHLIGHTS

  Metal revenues in Q2 2012 were $28.2 million, compared to $19.6 million in Q2 2011. This represents a 44% increase over the prior year.

  Profit from operations was $10.3 million in Q2 2012, compared to $7.9 million in Q2 2011. This represents a 31% increase over the prior year.

  Cash flows from operations increased to $7.3 million in Q2 2012, compared to cash flows from operations of $4.6 million in Q2 2011. This represents a 59% increase over the prior year.

  The Company produced 17,287 ounces of gold and sold 16,917 ounces of gold during Q2 2012, compared to gold produced and sold during Q2 2011 of 15,682 ounces. This represents a 10% increase in gold production over last year.

  The Company’s cash cost per ounce in Q2 2012 was $600 ($574 for the six months ended September 30, 2011), compared to a cash cost per ounce in Q2 2011 of $515 ($589 for the six months ended September 30, 2010).

  Completion of crushing facility expansion from 14,000 tonnes per day (“t/d”) to 18,000 t/d.

  In July, 2011, the Company closed the issuance of 25,205,090 special warrants. In August, 2011, these 25,205,090 special warrants were exercised. This was a non-dilutive event as no common shares of the Company were issued; the special warrants facilitated the sale of the Company’s common shares held by a third party. The Company did not receive any proceeds from this transaction and did not issue any shares.

  In August, 2011, the Company announced the appointment of Paula Rogers, CA as a new member of the Board of Directors and Chair of the Audit Committee.

  In September, 2011, the Company announced an updated NI 43-101 reserve and resource estimate for the San Francisco Gold Project. The new estimate contains 1,330,000 proven and probable reserve ounces, 1,441,000 total measured and indicated resource ounces and 1,005,000 inferred ounces. This represents 71%, 46% and 383% increases, respectively, over the previous estimate.

  In September, 2011, the Company engaged an independent third party consultant to review the Company’s leaching procedures, and accordingly, the Company made revisions to its leaching process. The Company believes this will assist in the recovery of gold at levels consistent with the metallurgy outlined in previous technical reports.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

OUTLOOK

The Company’s growth strategy is to increase its production profile (current guidance: 100,000 ounces per year), reduce cash costs per gold ounce (current guidance: $489/oz) and increase its reserve base through a number of initiatives, including the following:

  Realizing expansion opportunities at the San Francisco Gold Project, including the planned crushing expansion to 18,000 t/d, which was completed in July, 2011;

  The continuation of the Company’s exploration program designed to convert resources to reserves, increase resources, and increase its production profile. The Company is on track to exceed the 2011 100,000 metre drilling program and expects to publish an updated NI 43-101 resource calculation by December 31, 2011;

  Actively pursuing accretive transactions to create value for shareholders;

  Listing on the American Stock Exchange effective November 4, 2011; and

  The Company will be changing its annual financial reporting period to end on December 31, and will report results for the nine months ended December 31, 2011.

These growth initiatives are expected to be supported by internal cash flow generated from the operations at the San Francisco Gold Project, together with the new debt agreement with Sprott Resource Lending Partnership. The Company is committed to responsibly operating and growing to become a profitable gold producer, creating value for all its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

REVIEW OF FINANCIAL RESULTS

	Three months ended September 30		Six months ended September 30
	2011	2010	2011	2010
Gold sold (oz)	16,917	15,682	34,882	27,001
Average realized gold price ($/oz)	1,670	1,247	1,585	1,239
Average gold price (London PM Fix) ($/oz)	1,702	1,227	1,608	1,212
Metal revenues ($)	28,248,994	19,562,230	55,273,630	33,445,357
Production costs ($)	10,155,428	8,074,467	20,038,434	15,903,007
Depletion and depreciation ($)	3,518,233	2,284,383	5,582,221	3,389,068
Corporate and administrative ($)	2,710,052	1,095,196	4,369,514	1,850,337
Share-based payments ($)	1,531,432	210,213	4,500,888	623,557
Finance expense ($)	803,894	2,486,295	1,790,525	7,127,927
Loss on warrant liability ($)	1,325,427	1,832,172	1,003,240	2,960,752
Income tax expense ($)	6,124,337	3,687,106	10,027,268	3,658,117
Net income (loss) ($)	3,596,399	(803,714)	9,343,471	(1,815,482)

Second quarter results

Gold price

The Company has continued to benefit from record gold prices during Q2 2012. The Company’s performance is largely dependent on the price of gold as it can directly impact the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors such as the strength of the US dollar, supply and demand, interest and inflation rates and geopolitical risks, all of which are beyond the Company’s control. During Q2 2012, the London PM Fix price of gold averaged $1,702 per ounce, compared to $1,227 during Q2 2011. The fluctuations in the daily London PM Fix prices were between $1,483 and $1,895 per ounce during Q2 2012, compared to $1,157 and $1,308 during Q2 011.

Metal revenues

The Company sold 16,917 gold ounces in Q2 2012, compared to sales of 15,682 gold ounces in Q2 2011. The increase in gold ounces sold over Q2 2011 is a result of the gradual ramp up of operations at the Mine. Total metal revenues from mining operations were $28.2 million during Q2 2012, compared to $19.6 million in Q2 2011. The Company realized an average gold price per ounce of $1,670 during Q2 2012, compared to $1,247 in Q2 2011. The increase in ounces sold combined with record quarterly gold prices realized attributed to the increase in metal revenues.

Production costs

Production costs for Q2 2012 were $10.2 million, compared to $8.1 million in Q2 2011. This increase is attributed to the additional ounces sold compared to Q2 2011, slightly lower grade being extracted during the quarter, industry wide increases in mining consumable prices due to global supply constraints of key mining consumables and labour cost increases due to the demand for mining professionals.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

Depletion and depreciation

Depletion and depreciation costs for Q2 2012 were $3.5 million, compared to $2.3 million in Q2 2011. Costs are amortized on a units of production basis, and increases in gold production typically increase the depletion and depreciation amount charged to inventory. Gold ounces sold during Q2 2012 were 8% higher than Q2 2011, which attributed to this increase in depletion and depreciation. Another factor that attributed to this increase is the greater amount of mineral properties, plant and equipment capitalized costs related to the Company’s San Francisco Gold Project during Q2 2012.

Corporate and administrative

Corporate and administrative costs for Q2 2012 were $2.7 million, compared to $1.1 million in Q2 2011. These costs include expenses related to the overall management of the Company which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico.

Corporate and administrative costs increased over prior year, with increases associated with audit, legal and consulting work related to the general growth of the Company along with investor relations and travel costs. Salaries expense along with audit, legal and consulting work comprised the majority of corporate and administrative expense for Q2 2012.

Share-based payments

Share-based payments expense increased during the Q2 2012 to $1.5 million, compared to $0.2 million during Q2 2011. This increase resulted from the issuance and vesting of share options during the current period with higher fair values than those issued and vested during Q2 2011.

Finance expense

Finance expense decreased to $0.8 million in Q2 2012, compared to $2.5 million in Q2 2011 significantly due to the replacement of the $15 million Gold Loan to Sprott Asset Management with a C$18 million debt agreement with Sprott Resource Lending Partnership. The replacement debt agreement provides for one lump sum payment due in July, 2012, with interest accruing and payable at 1% per month.

Loss on warrant liability

The Company’s derivatives include the outstanding Canadian dollar share purchase warrants. These share purchase warrants were exercised during Q2 2012 and the loss on revaluation of them prior to exercise was $1.3 million, compared to $1.8 million during Q2 2011. This loss can be attributed to the fluctuation in the Canadian dollar share price of the Company and changes in the risk-free interest rate. These two factors are the significant inputs for the Black-Scholes option pricing model, which is used to value the 2,000,000 Canadian dollar share purchase warrants.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

Income tax expense

During Q2 2012, the Company recorded income taxes of $6.1 million, compared to $3.7 million during Q2 2011. This increase in income tax expense is due to the increased net income for tax purposes resulting for the greater amount of metal revenues being realized during Q2 2012 and to the fact that there are no additional loss carry-forward balances available to offset income taxes generated by the Company’s Mexican subsidiary.

Year to date results

Gold price

During the first six months fiscal 2012 (“YTD 2012”), the London PM Fix price of gold averaged $1,608 per ounce, compared to $1,212 during the first six months of fiscal 2011 (“YTD 2011”). This represents a 33% year over year and is a significant contributing factor to the increased revenues generated by the Company.

Metal revenues

The Company sold 34,882 gold ounces during YTD 2012, compared to sales of 27,001 gold ounces during YTD 2011. The increase in gold ounces sold over YTD 2011 is a result of the gradual ramp up of operations at the Mine. Total metal revenues from mining operations were $55.3 million during YTD 2012, compared to $33.4 million in YTD 2011, which is the result of increased ounces sold and realizing an average gold price per ounce of $1,585 during YTD 2012, compared to $1,239 in YTD 2011.

Production costs

Production costs for YTD 2012 were $20.0 million, compared to $15.9 million in YTD 2011. This increase is attributed to the additional ounces sold compared to YTD 2011, slightly lower grade being extracted year over year and the industry wide increases in mining consumable prices due to global supply constraints of key mining consumables and labour cost increases due to the demand for mining professionals.

Depletion and depreciation

Depletion and depreciation costs for YTD 2012 were $5.6 million, compared to $3.4 million in YTD 2011. The higher amount of mineral properties, plant and equipment on hand combined with the increased number of ounces sold were the main contributing factors to this increase.

Corporate and administrative

Corporate and administrative costs for YTD 2012 were $4.4 million, compared to $1.9 million during YTD 2011. Salaries expense along with audit, legal and consulting work comprised the majority of corporate and administrative expense for YTD 2012.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

Share-based payments

Share-based payments expense increased during YTD 2012 to $4.5 million, compared to $0.6 million during YTD 2011 which resulted from the issuance and vesting of share options during the current period with higher fair values than those issued and vested during YTD 2011.

Finance expense

Finance expense decreased to $1.8 million in YTD 2012, compared to $7.1 million in YTD 2011 significantly due to the replacement of the $15 million Gold Loan to Sprott Asset Management with a C$18 million debt agreement with Sprott Resource Lending Partnership. More specifically, the Gold Loan contained an embedded derivative (see “Debt agreement” section below) which required revaluation each reporting period. The increases in the London PM Fix prices during the term of the Gold Loan caused substantial losses from the revaluation of the embedded derivative. The new debt agreement contains no such embedded derivative, which has reduced the finance expense year over year.

Loss on warrant liability

Loss on warrant liability decreased to $1.0 million in YTD 2012, compared to $3.0 million in YTD 2011 due to the more favourable risk free interest rate and more consistent share price of the Company on a year over year basis. These two factors are the significant inputs for the Black-Scholes option pricing model, which is the model used to value the 2,000,000 Canadian dollar share purchase warrants.

Income tax expense

During YTD 2012, the Company recorded income taxes of $10.0 million, compared to $3.7 million during YTD 2011. This increase is due to the increased profitability of the Company and to the changes in timing differences from mineral properties and equipment balances.

SAN FRANCISCO GOLD PROJECT – OPERATIONS REVIEW

The San Francisco Gold Project, which was commissioned in April, 2010, is located in the Arizona-Sonora desert in the Northern portion of the Mexican state of Sonora. The Mine is comprised of an open pit operation, with crushing and heap leach processing facilities.

The Company’s first year of operations in 2010 was a successful transition from an advanced exploration and development company, to a junior producer. Since commissioning the Mine, the Company continued to ramp up production, with increases in the average tonnes of ore processed per day achieving record rates in Q2 2012 of 14,829 tonnes per day of ore. The Company’s cash cost per ounce sold increased during Q2 2012 to $600, compared to $515 during Q2 2011. The main factors that contributed to this increase are the slightly lower grade of ore being extracted during the current period, as well as industry wide supply issues of key consumables used in the production of gold and labour cost increases due to the demand for mining professionals.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

The following is a summary of the Company’s production statistics:

	Three months ended September 30		Six months ended September 30
	2011	2010	2011	2010
Ore mined (dry tonnes)	2,030,277	1,090,768	3,678,507	1,996,064
Average ore mined grade (g/t Au)	0.650	0.817	0.700	0.783
Waste mined (t)	5,097,293	3,878,015	9,336,431	7,955,583
Total mined (t)	7,128,270	4,968,783	13,014,938	9,951,647
Strip ratio	2.51	3.60	2.54	3.99
Ore processed (t)	1,364,290	1,090,768	2,603,365	1,996,064
Average ore processed grade (g/t Au)	0.804	0.817	0.830	0.772
Total days in period	92	92	183	183
Average ore processed per day (t/d)	14,829	11,856	14,226	10,907
Gold produced (oz)	17,287	15,682	33,963	27,001

The Company produced 17,287 gold ounces and 9,055 silver ounces in Q2 2012, compared to 15,682 gold ounces and 6,377 silver ounces in Q2 2011. During Q2 2012, the Company was unable to apply the optimum solution flow of cyanide to the heap leach pads due to an industry wide shortage of cyanide. The Company currently has a sufficient supply of cyanide, and subsequent to Q2 2012 has increased the concentration of cyanide and solution flow rates to the heap leach pads. The Company engaged an independent third party consultant to review the Company’s leaching process. The consultant outlined several recommendations to assist in the extraction of gold and silver, and the Company has implemented these changes during October, 2011. The Company believes the improvements outlined will assist in bringing recoveries closer to the metallurgical estimates outlined in previous technical reports. The Company has outlined the following solutions to rectify the lower recoveries of gold and silver as follows:

  Increasing pumping capacity by 60% to match stacking rates of 18,000 tonnes per day of ore;

  Increased pumping capacity will allow for the application of 10 litres/hour/square meter (L/hr/m2) of irrigation compared to previous applications of 4-5 L/hr/m2;

  Increased irrigation capacity will allow for optimal leach cycle times of 90 to 120 days, compared to previous leach time of 60 days;

  The Company has switched from top-stacking to retreat stacking which will allow for ore to be saturated quicker;

  An increase in the cyanide solution rate by 10% in order to achieve a minimum of 40 ppm in the return solution; and

  Construction of a cyanide and lime application method at various transfer points to achieve better saturation.

The Company has seen improvements in production rates during October, 2011, and expects to see continued production improvements compared to Q2 2012.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

The Company mined 7.1 million tonnes from the Mine in Q2 2012 compared to 5.0 million tonnes in Q2 2011, a 43% improvement. Dry tonnes of ore mined increased 86% from 1.1 million tonnes of ore in Q2 2011 to 2.0 million tonnes of ore in Q2 2012.

The Company has increased total tonnes mined quarter over quarter through calendar 2010 and 2011, which led to a planned expansion of the crushing facilities from 14,000 t/d to 18,000 t/d. The Company commissioned the expansion in July, 2011 with successful testing through July and August, 2011. The last part of the crusher expansion is to replace the existing screen and feeder with a new larger screen and feeder, which will allow the Company to maintain consistent crusher and throughput rates of 18,000 t/d. Ore mined but not currently processed is being stockpiled for future processing. The Company will continue to review expansion opportunities.

The Company continued stripping activities at the Mine, with the strip ratio higher than the estimated life of mine strip ratio of 1.73. The Company expects the strip ratio to remain consistent with results in Q2 2012. During Q2 2012, deferred stripping at the San Francisco Gold Project represented a capital investment of $3.1 million.

SAN FRANCISCO GOLD PROJECT – RESOURCE REVIEW

The mineral resources and reserves at the Mine were published in the following report: NI 43-101 F1 technical report on the preliminary feasibility study for the San Francisco Gold Project, Sonora, Mexico, prepared by William J. Lewis, B.Sc., P.Geo., Michael G. Hester, FAusIMM, R. James Leader, P.Eng., Christopher A. Jacobs, CEng MIMMM, Ian R. Ward, P.Eng., dated March 31, 2008, and amended January 13, 2009. On November 30, 2010, a NI 43-101 F1 technical report on updated resources and reserves and mine plan for the San Francisco gold mine Sonora, Mexico was prepared by William J. Lewis, B.Sc., P.Geo. Ing. Alan J. San Martin, MAusIMM Mani Verma, P.Eng. Christopher A. Jacobs, CEng,l MIMMM Richard M. Gowans, B.Sc. P.Eng. On September 20, 2011, the Company announced an updated NI 43-101 resource and reserve update prepared by MICON International, Ltd.

Mineral reserves, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (000 t)	Grade (g/t Au)	Gold ounces
Proven	49,030	0.584	920,000
Probable	23,361	0.546	410,000
Total proven and probable	72,391	0.572	1,330,000

Mineral reserves within the San Francisco pit design (June 30, 2011) at $1,100/oz gold price and after mining recovery and dilution.

Resource classification	Tonnes (000 t)	Grade (g/t Au)	Gold ounces
Measured mineral resource	48,704	0.621	972,000
Indicated mineral resource	24,920	0.586	469,000
Total measured and indicated	73,624	0.609	1,441,000
Inferred mineral resource	73,680	0.424	1,005,000

Mineral resource estimate for the San Francisco Gold Project (inclusive of mineral reserves)
(cut-off grade of 0.128 g/t Au, $1,200/oz gold price).

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

As illustrated above, inferred resources are estimated to contain approximately 1,005,000 ounces of gold.

SAN FRANCISCO GOLD PROJECT – DEVELOPMENT REVIEW

The Company’s budget for the next phase of exploration for the San Francisco Gold Project is the result of the successful 2009-2010 drilling program. Infill and exploration drilling will continue for the remainder of 2011 with an objective of expanding the mineral resources and reserves.

San Francisco open pit gold mine

The Company currently has nine drill rigs at the Mine, and is drilling at a rate of approximately 20,000 metres per month, with an objective of completing 100,000 metres from July, 2011 to December, 2011. As of the date of this MD&A, the Company has completed in excess of 92,000 metres of drilling which will be incorporated along with future drilling to be completed by the end of December, 2011 in an updated NI 43-101 Technical Report.

The exploration program is focused around the existing pit in a zone 2 kilometres (“km”) east-west by 1 km north-south. The drill program includes exploring below the currently planned pit bottom of 240 metres, using reverse circulation drilling and core drilling for holes deeper than 250 metres in depth.

The returned assays indicate the mineralization is extending in parallel mineral bodies up to 40 metres in width below the currently planned pit bottom, and has shown mineralized zones at depths of 100 metres below the currently planned pit bottom.

The current exploration below the planned pit bottom has returned high grade intercepts, and supports the preliminary theory from the Company’s geological team, that the mineralized system may extend to greater depths. This is consistent in “mesothermal” systems, which have significant depth extent, and have the potential to yield high grade feeder systems at depth. The Company returned high grade results from exploration along two structural systems located at N60W and N30W.

Results from deep core drilling underneath the planned pit bottom were very encouraging. The previously stated hole TF-1280 intersected 4.57 metres of 11.932 g/t Au and 39.62 metres of 1.613 g/t Au. Hole TFD-90 intersected 4.50 metres of 2.219 g/t Au at a depth of 385 metres and hole TFD-80 intersected 1.50 metres of 3.097 g/t Au at a depth of 421.50 metres. Directly underneath the planned pit bottom hole TF-1246 intersected 12.19 metres of 1.031 g/t Au and hole TF-1279 intersected several intervals including 4.57 metres of 1.036 g/t Au, 4.57 metres of 1.89 g/t Au and 6.09 metres of 2.48 g/t Au. For additional details of specific drill holes, please refer to the Company’s year ended March 31, 2011 MD&A filed at www.sedar.com and www.timminsgold.com.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

Mineral reserves for the San Francisco open pit gold mine, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (000 t)	Grade (g/t Au)	Gold ounces
Proven	42,850	0.604	831,000
Probable	21,395	0.556	383,000
Total proven and probable	64,245	0.588	1,214,000

Resource classification	Tonnes (000 t)	Grade (g/t Au)	Gold ounces
Measured mineral resource	42,546	0.640	876,000
Indicated mineral resource	22,698	0.595	434,000
Total measured and indicated	65,244	0.625	1,310,000
Inferred mineral resource	66,483	0.420	898,000

La Chicharra open pit gold mine

The Company has also commenced a new exploration program on the La Chicharra open pit gold mine. La Chicharra is located 2 km west of the Mine. Discovered by Geomaque in the late 1990’s, it is estimated that approximately 37,000 ounces of gold were extracted and processed during Geomaque’s last year of operations. The discovery of this deposit was the consequence of exploration programs comprised of magnetic ground surveys and soil geochemistry, using both conventional soil sampling and advanced surface exploration (Mobile Metal Ion – “MMI”) techniques.

In both cases, samples returned very high values for the main mineralized zone in an area of low magnetics. Trenches were excavated to conduct chip sampling, which confirmed the presence of gold mineralization in the bedrock, and drilling delineated a deposit with a resource of 60,000 to 70,000 ounces of gold. Strong gold geochemical anomalies suggest that there is the possibility of further gold mineralization at depth.

The most significant results obtained along the projection of the La Chicharra mineral trend occurred in hole TFR-16 (see press release dated May 13, 2010), located 500 metres to the south of the Mine and 1,200 metres to the southeast of La Chicharra. This hole intercepted a mineral interval of 21 metres averaging 1.11 g/t Au, which included a 3 metres interval grading 5.28 g/t Au. Four reverse circulation holes were drilled surrounding hole TFR-16 (TF-500, 501, 502 and 503). The assay results have been interpreted preliminarily as confirmation of the south-eastern continuity of the La Chicharra mineral trend for a further 1,400 metres from the existing La Chicharra open pit, or as belonging to a parallel mineral system to the San Francisco deposit. For additional details of specific drill holes, please refer to the Company’s year ended March 31, 2011 MD&A filed at www.sedar.com and www.timminsgold.com.

Drilling at La Chicharra commenced in June, 2011 and 10,034 metres of reverse circulation drilling were completed. Drill results to date show similar grades and geological characteristics to initial results obtained from the Mine in the late 1990’s. Results to date indicate the mineralized zone at La Chicharra extends down dip from the existing open pit to a depth of 200 metres beneath the north wall, and 300 metres parallel from previously known gold mineralization.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

Ongoing drilling continues to the northwest of the La Chicharra prospect with the objective of testing mineralization along a strike length of over 600 metres.

Mineral reserves for the La Chicharra open pit gold mine, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (000 t)	Grade (g/t Au)	Gold ounces
Proven	6,180	0.447	89,000
Probable	1,966	0.439	27,000
Total proven and probable	8,146	0.445	116,000

Resource classification	Tonnes (000 t)	Grade (g/t Au)	Gold ounces
Measured mineral resource	6,158	0.488	96,000
Indicated mineral resource	2,222	0.488	35,000
Total measured and indicated	8,380	0.488	131,000
Inferred mineral resource	7,197	0.465	107,000

OTHER PROPERTIES – EXPLORATION REVIEW

San Onesimo

The signing of this property and the definition of at least three specific exploration targets in the concessions owned by the Company in the vicinity of the Peñasquito gold deposit is encouraging and the Company is optimistic about the possible discovery of a new mineral deposit, which will extend the operation of the Company to this region.

The property is situated 16 km to the northeast of the Camino Rojo gold deposit and 45 km southeast of the Peñasquito gold deposit. During 2011, the Company completed preliminary exploration on the La Noria and El Valle targets, consisting of MMI soil sampling followed by magnetic and induced polarization surveys to define drill targets.

Timmins Claims

There are 5 mining concessions 100% owned by Timmins Goldcorp Mexico, all within the region of Mazapil-Concepcion del Oro. This region is located north of the state of Zacatecas, and has emerged over the last few year as one of the most active mining exploration and development regions in Mexico and all Latin America.

The objective is to demonstrate the presence of a gold mineralized zone by way of soil and rock chip sampling. The Company has commenced a systematic sampling program using MMI techniques in the southeast portion of the Timmins 4 concession, which could be a justification for geophysics and an initial drill program once a geochemical anomaly is identified.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

Patricia Property

The property is located in the north-central portion of the state of Sonora, 50 km to the southwest of the Mine. The Company has undertaken trenching and systematic sampling. Results confirm the large tonnage, low gold grade deposit, in order of 1 to 2 g/t Au credits with potential silver and polymetallics.

Norma Property

The property is located 30 km northwest of the Mine. Three targets were chosen for initial drilling. On the north target, the Company completed 2,090 meters of reverse circulation drilling, distributed in 16 drill holes along 2,000 meters of gold anomalous outcrops. Gold and silver values hosted in veins, veinlets and breccia were intercepted by the drill holes, mainly in and close to the contact of the sandstones and siltstones with dikes of monzonite.

El Picacho Property

The property is located in the north-central portion of the state of Sonora, 20 km southwest of the Mine. Exploration by the Company includes geological mapping, sampling and compilation of the exploration works done by previous exploration companies on the property. On this basis, a drill program is pending.

La Mexicana Property

The La Mexicana target is located only 6.5 km north of the Mine. Mapping and sampling was done along the north portion of the metamorphic precambrian belt of the San Francisco gold deposit, which includes the channel systematic sampling of the existing underground works on the La Mexicana mine. The returned assays include gold values as high as 28.908 g/t Au, in general showing consistency along of the underground works.

In the trenches to the northeast of La Mexicana, the results of the assays were within the range to be an exploration target to be drilled. The assay varies from 0.1 to 1.3 g/t Au. On this basis, a formal drill program is pending; however, 6 holes were drilled in October to assist in further assessing the La Mexicana exploration potential.

La Pima Property

The La Pima target consists of an outcrop on the large La Pima claim and beyond that in a series northeast trending limestone ridges in the southwest part of the claim, 25 km northwest of the Mine and 13 km west of the Santa Ana town. The Company will shortly decide on the next stage of exploration.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

SUMMARIZED QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010
Accounting standard	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	CGAAP	CGAAP
Reporting currency	USD	USD	USD	USD	USD	USD	C$	C$
Gold produced (oz)	17,287	16,676	17,020	20,031	15,682	11,319	5,321	1,773
Gold sold (oz)	16,917	17,965	15,730	20,031	15,682	11,319	5,321	1,773
Average realized gold price ($/o)	1,670	1,504	1,398	1,380	1,247	1,227	Nil	Nil
Cash costs per gold ounce ($/oz)	600	550	527	439	515	691	Nil	Nil
Metal revenues ($)	28,248,994	27,024,636	21,992,953	27,642,118	19,562,230	13,883,127	Nil	Nil
Profit (loss) from operations ($)	10,333,849	10,448,724	7,595,775	15,851,248	7,897,971	3,781,417	(2,413,925)	(1,876,745)
Net income (loss) ($)	3,596,399	5,747,072	3,048,291	5,357,681	(803,714)	(1,011,768)	(5,456,353)	(1,793,238)
Net income (loss) per share, basic ($)	0.03	0.04	0.03	0.04	(0.01)	(0.01)	(0.04)	(0.02)
Cash from (used in) operations ($)	7,262,371	6,025,776	14,184,790	15,273,994	4,563,735	4,975,742	(13,082,573)	(1,787,838)

Note: Information for Q4 2010 and prior is presented in accordance with Canadian GAAP and measured in Canadian dollars (C$) and was not required to be restated to IFRS.

Metal revenues generally trended higher over the past eight quarters as the Company has benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash costs per gold ounce, capital costs, exploration expenditures, currencies and foreign currency fluctuations. Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s working capital requirements and capital expenditures at its existing mines. This leaves the Company’s current cash balance available to pursue future growth plans. During calendar 2011, the Company reinvested and will continue to reinvest funds generated from operations into the continued development, and exploration at the San Francisco Gold Project.

The following is a summary of the liquidity position of the Company:

	September 30,2011	March 31, 2011
Cash and restricted cash ($)	6,988,376	7,405,829
Working capital (deficit) ($)	8,607,449	(317,869)

The Company’s balance of cash and restricted cash at September 30, 2011 was $7.0 million, a decrease of $0.4 million from the balance at March 31, 2011 of $7.4 million.

The working capital of the Company at September 30, 2011 was $8.6 million compared to a deficit of $0.3 million at March 31, 2011. This change arose from: increases in inventories due to increased mining activity; increases in value added tax (“VAT”) receivables due to additional exploration expenses being incurred and a delay in receiving prior VAT receivable amounts; and the reduction in derivates due to the holders fully exercising them during the period. The increase in working capital generated by the preceding factors was partially offset by an increase in the current portion of long-term debt due to the Company renegotiating its debt with Sprott Resource Lending Partnership during Q1 2012, which resulted in the current portion of the long-term debt of $12.0 million being replaced by debt for $16.7 million, due in July, 2012, and increases in trade payables which is the result of increased costs related to blasting, drilling, hauling, and cyanide consumption. This is consistent with Management’s expectation given the increase in these activities.

Cash flow

	Three months ended September 30		Six months ended September 30
	2011	2010	2011	2010
Cash flow provided by operating activities ($)	7,262,371	4,563,735	13,288,148	9,539,476
Cash flow used in investing activities ($)	11,877,462	7,089,826	21,135,828	14,454,037
Cash flow provided by financing activities ($)	1,846,866	1,101,974	7,614,246	6,127,701

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

Cash flow from operating activities for Q2 2012 was $7.3 million, compared to $4.6 million for Q2 2011. This improvement was primarily due to the increase in net income before income taxes of $9.7 million, compared to $2.9 million in Q2 2011 as well as an increase in trade and other payables of $5.4 million, offset by an increase in inventory of $10.0 million. Similarly, cash flow from operating activities for YTD 2012 was $13.3 million, compared to $9.5 million for YTD 2011, which is the direct result of the increase in net income before taxes to $19.4 million from $1.8 million year over year. This increase in net income before taxes, combined with the increase in trade and other payables of $4.2 million, was offset by the increase in inventories and prepaid expenses of $14.0 million and $3.0 million, respectively.

Cash flow used in investing activities for Q2 2012 was $11.9 million (YTD 2012: $21.1 million), compared to $7.1 million for Q2 2011 (YTD 2011: $14.5 million) as a result of expenditures on mineral properties, plant and equipment. Current year capital expenditures were higher than previous years due to an increase in capitalized stripping costs at the San Francisco Gold Project, and increased exploration expenditures.

Cash flow from financing activities for Q2 2012 was $1.8 million, compared to $1.1 million for Q2 2011. The Company received the cash from the exercise of share purchase warrants and share options during the period. Cash flow from financing activities in YTD 2012 was $7.6 million, compared to $6.1 million during YTD 2011, which is the result of the refinancing of the Gold Loan (see “Debt agreement” section below) that generated an additional $5.6 million of cash inflow.

At the San Francisco Gold Project, a significant portion of the operating and capital expenditures are denominated in Mexican pesos and US dollars, while a significant amount of head office costs in Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During Q2 2012, the Mexican peso averaged 12.3419 Mexican pesos to $1, and C$0.9808 to $1. The Company does not manage foreign currency exposure through the use of forward contracts.

Debt agreement

Significant changes in the Company’s debt from that disclosed in its March 31, 2011 annual MD&A and consolidated financial statements are as follows:

In June, 2011, the Company restructured and replaced its prior gold-linked Gold Loan with Sprott Asset Management LP with a C$18 million debt agreement with Sprott Resource Lending Partnership. The new debt agreement allowed the Company to repay the existing requirement to deliver the cash equivalent of 8,335 ounces of gold and provided a further C$5.6 million in working capital. The new debt agreement provides for a lump sum payment of principal on maturity in July, 2012, with interest paid at the rate of 1% per month. The loan is secured by among other things, a first charge on the assets of Molimentales del Noroeste, SA de CV.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan with Sprott Asset Management LP contained a derivative which is embedded in the US dollar denominated debt instrument (the “Embedded Derivative”).

This Embedded Derivative was originally the equivalent of a series of 12 US dollar gold forward contracts maturing on each of the principal dates. As a result, the value of the loan was revalued each period to recognize the change in value of the derivative with changes in the value being recorded as interest expense. In addition, the debt discount is amortized using the effective interest method to each of the scheduled principal payment dates.

The replacement facility with Sprott Resource Lending Partnership LP does not include an embedded derivative as a result of the repayment terms not requiring a calculation associated with the price of gold.

Contractual obligations

A summary of the Company’s contractual obligations at September 30, 2011 is summarized as follows:

Due within 12 months	$30,441,973
Due later than one year and not longer than five years	$36,423,382
Due after five years	$1,699

Management believes that the working capital at September 30, 2011, together with future cash flows from operations, is sufficient to support the Company’s planned and foreseeable commitments.

The contractual obligations of the Company are significantly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The Peal contract is covers substantially all mining services at a cost of $1.59 per tonne of material mined. As the total tonnes mined during Q2 2012 were 7.1 million, this mining service contract is the most significant component of the Company’s commitments.

Dividends

No dividends were declared or paid during the quarter.

Outstanding share data

The total number of outstanding common shares and share options at November 8, 2011 are 140,266,127 and 8,875,000, respectively.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

NON-GAAP MEASURES

Note that for purposes of this section, GAAP refers to IFRS.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

Cash costs per gold ounce

Cash costs per gold ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Cash costs per gold ounce is calculated by dividing all of the costs absorbed into inventory, excluding depletion, depreciation and amortization, by applicable ounces sold.

The following provides a reconciliation of cash costs per gold ounce to the financial statements:

	Three months ended September 30		Six months ended September 30
	2011	2010	2011	2010
Production costs ($)	10,155,428	8,074,467	20,038,434	15,903,007
Divided by gold sold (oz)	16,917	15,682	34,882	27,001
Cash costs per gold ounce ($/oz)	600	515	574	589

For further details on the calculation of production costs, refer to Note 5 of the interim financial statements. Cash costs per gold ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate this measure differently.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these interim financial statements. Those that are expected to be applicable to the consolidated financial statements of the Company are discussed below.

Income taxes

In December, 2010, the IASB issued an amendment to IAS 12, Income Taxes that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Consolidation

In May, 2011, the IASB issued IFRS 10, Consolidated Financial Statements, which supersedes SIC 12 and the requirements relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. In addition, the IASB issued IFRS 12, Disclosure of Interests in Other Entities, which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28, Investments in Associates were revised and reissued as IAS 27, Separate Financial Statements and IAS 28, Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

Joint arrangements

In May, 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances.

Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The Company is currently evaluating the impact that IFRS 11 is expected to have on its consolidated financial statements.

Fair value measurement

In May, 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

Financial statement presentation

In June, 2011, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November, 2009 and October, 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as FVTPL, financial guarantees and certain other exceptions.

The complete IFRS 9 is anticipated to be issued during the second half of 2011. On July 22, 2011, the IASB tentatively agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB will propose the deferral of IFRS 9 in an exposure draft with a 60 day comment period.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly accountable enterprises to use IFRS. The Company has restated its previously reported financial statements under Canadian GAAP to reflect the adoption of IFRS, effective April 1, 2011. The Company’s transition date is April 1, 2010 and the Company has prepared its opening IFRS statement of financial position at that date. For further information on the Company’s significant accounting policies under IFRS, refer to Note 3 to the interim financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Areas that require significant judgments, estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

Functional currency

The functional currency of each entity is determined after consideration of the primary economic environment of the entity, and is reviewed when primary indicators change. The Company considers the impact of changes to primary indicators such as the commencement of commercial operations and/or a significant increase in sales in a currency other than the established functional currency. Changes to a primary indicator which are considered to be both substantive and ongoing may result in applying a change in functional currency to the respective entity.

Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of exploration and evaluation properties, plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves. Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Impairment of mineral properties, plant and equipment

The Company considers both external and internal sources of information in assessing whether there are any indications that mineral properties, plant and equipment are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount. Internal sources of information the Company considers include the manner in which the assets are being used or are expected to be used and indications of economic performance of the assets.

Stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These amounts are carried at the lower of average cost or net realizable value (“NRV”).

Write-downs of ore in stockpiles, ore in process, and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the ore in process based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated. The estimate of future site reclamation and closure provisions is subject to change based on amendments to applicable laws and legislation. Future changes in site reclamation and closure provisions, if any, could have a significant impact and would be reflected prospectively, as a change in accounting estimate.

Deferred taxes

The Company’s provision for income taxes for interim periods is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes for interim periods are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified. In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Share-based payments

Share-based payments are measured at fair value. Share options and share purchase warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and is expensed to profit or loss over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. We regularly review our disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

The Company contracted a firm in July, 2011 to assist management in the design, implementation and testing of the effectiveness of the disclosure controls and procedures and is in the process of becoming compliant by the end of the 2012 fiscal year. At the end of the quarter, management had commenced the design and implementation phase. Testing is expected to be completed during the quarter ended December 31, 2011.

Additionally, in recent months the Company has taken steps to improve its controls through the hiring of accounting personnel (new Chief Financial Officer and Vice-President of Finance for the corporate head office); the review and improvement of internal control processes and general controls over information technology; and enhanced financial control over period close processes.

The Company’s day-to-day accounting in the Vancouver office and initial preparation of the financial statements is outsourced to independent accountants.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design internal controls over financial reporting.

Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Timmins Gold Corp., (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Timmins Gold Corp. are being made only in accordance with authorizations of management and directors of Timmins Gold Corp., and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Timmins Gold Corp.’s assets that could have a material effect on the financial statements. The Company is in the process of reviewing the design of the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

The Company is subject to various financial and operational risks that could have a significant impact on its profitability and levels of operating cash flow, and could cause such future business, operations, and financial condition to differ materially from the Forward-Looking Statements section below. For a comprehensive discussion of the risks faced by the Company, please refer to the Company’s year ended March 31, 2011 MD&A filed at www.sedar.com and www.timminsgold.com.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form (available on Sedar at www.sedar.com). All statements in this MD&A, other than statements of historical fact, that address production expectations, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended September 30, 2011

Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, cost of gold and silver production including changes in or the availability of supplies and consumables, the recovery of gold and silver from the leach pads, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

QUALIFIED PERSON

Pursuant to National Instrument 43-101, Lawrence A. Dick, Phd, P.Geo is the Qualified Person (“QP”) responsible for the technical disclosure in this MD&A.